UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Brigham Minerals, Inc.

(Name of Issuer)
Class A common stock, par value $0.01 per share

(Title of Class of Securities)
10918L103

(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

*The Reporting Persons' ownership consists solely of shares of Class B common stock.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10918L103	SCHEDULE 13G/A	Page 2 of 14 Pages

1		NAME OF REPORTING PERSONS Pine Brook Road Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,175,559
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,175,559
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,175,559
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 10918L103	SCHEDULE 13G/A	Page 3 of 14 Pages

1		NAME OF REPORTING PERSONS Pine Brook BXP Intermediate, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,753,629
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,753,629
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,753,629
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 10918L103	SCHEDULE 13G/A	Page 4 of 14 Pages

1		NAME OF REPORTING PERSONS Pine Brook BXP II Intermediate, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,947,699
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,947,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,699
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 10918L103	SCHEDULE 13G/A	Page 5 of 14 Pages

1		NAME OF REPORTING PERSONS Pine Brook PD Intermediate, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 474,231
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 474,231
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 474,231
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 10918L103	SCHEDULE 13G/A	Page 6 of 14 Pages

1		NAME OF REPORTING PERSONS PBRA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,175,559
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,175,559
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,175,559
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 10918L103	SCHEDULE 13G/A	Page 7 of 14 Pages

1		NAME OF REPORTING PERSONS Pine Brook Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,401,853
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,401,853
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,401,853
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 10918L103	SCHEDULE 13G/A	Page 8 of 14 Pages

1		NAME OF REPORTING PERSONS Pine Brook Road Associates II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,401,853
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,401,853
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,401,853
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 10918L103	SCHEDULE 13G/A	Page 9 of 14 Pages

1		NAME OF REPORTING PERSONS Howard H. Newman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,175,559
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,175,559
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,175,559
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 10918L103	SCHEDULE 13G/A	Page 10 of 14 Pages

Item 1.	(a) Name of Issuer

Brigham Minerals, Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

5914 W. Courtyard Drive, Suite 200

Austin, TX 78730

Item 2.	(a) Name of Person Filing

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Pine Brook Road Advisors, L.P.

(ii) Pine Brook BXP Intermediate, L.P.

(iii) Pine Brook BXP II Intermediate, L.P.

(iv) Pine Brook PD Intermediate, L.P.

(v) PBRA, LLC

(vi) Pine Brook Capital Partners II, L.P.

(vii) Pine Brook Road Associates II, L.P.

(viii) Howard H. Newman

* The Reporting Persons have entered into a Joint Filing Agreement, dated February 11, 2021, a copy of which is attached as Exhibit I to this statement on Schedule 13G/A, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G/A and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b) Address of Principal Business Office or, if none, Residence

The principal business office for each of the Reporting Persons is c/o Pine Brook Road Partners, LLC, 60 East 42nd Street, 50th Floor, New York, NY 10165.

(c) Citizenship

Please refer to Item 4 on each cover sheet for each Reporting Person

Item 2.	(d) Title of Class of Securities

Class A common stock, par value $0.01 per share

Item 2.	(e) CUSIP No.:

10918L103

CUSIP No. 10918L103	SCHEDULE 13G/A	Page 11 of 14 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable

CUSIP No. 10918L103	SCHEDULE 13G/A	Page 12 of 14 Pages

Item 4. Ownership

Information with respect to the Reporting Persons' ownership of the common stock as of December 31, 2020, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The amount beneficially owned by each Reporting Person is determined based on 48,491,422 shares of common stock outstanding. This is composed of 43,315,863 shares of Class A common stock outstanding as the Issuer reported in its Form 10-Q filed with the SEC on November 6, 2020 and 5,175,559 shares of Class B common stock convertible into shares of Class A common stock owned by Pine Brook related entities as detailed in this filing.

As the Registered Investment Advisor, Pine Brook Road Advisors, L.P. may be deemed to share beneficial ownership of the shares of Class A common stock, shares of Class B common stock and Brigham Minerals Holdings, LLC ("Brigham LLC") common units (each a "Common Unit") of Pine Brook PD Intermediate, L.P., Pine Brook BXP Intermediate, L.P. or Pine Brook BXP II Intermediate, L.P. (each a "Fund"). PBRA, LLC, as general partner for each Fund, may also be deemed to share beneficial ownership of such securities. Howard Newman is the managing member of PBRA, LLC and may also be deemed to share beneficial ownership of such securities.

The Reporting Persons' ownership consists solely of shares of Class B common stock. At the request of the holder, each share of Class B common stock may be coupled with a Common Unit and redeemed for, at Brigham Minerals Holdings, LLC's election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each Common Unit redeemed.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Not Applicable.

CUSIP No. 10918L103	SCHEDULE 13G/A	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

Pine Brook Road Advisors, L.P. By: PBRA, LLC, its general partner

By:	/s/ Joseph M. Kopilak
Joseph M. Kopilak, Executive Vice President, Chief Compliance Officer and Chief Financial Officer

PBRA, LLC

By:	/s/ Joseph M. Kopilak
Joseph M. Kopilak, Executive Vice President, Chief Compliance Officer and Chief Financial Officer

Pine Brook Capital Partners II, L.P. By: Pine Brook Road Associates II, L.P., its general partner
By: PBRA, LLC, its general partner

By:	/s/ Joseph M. Kopilak
Joseph M. Kopilak, Executive Vice President, Chief Compliance Officer and Chief Financial Officer

Pine Brook Road Associates II, L.P. By: PBRA, LLC, its general partner

By:	/s/ Joseph M. Kopilak
Joseph M. Kopilak, Executive Vice President, Chief Compliance Officer and Chief Financial Officer

Pine Brook PD Intermediate, L.P. By: PBRA, LLC, its general partner

By:	/s/ Joseph M. Kopilak
Joseph M. Kopilak, Executive Vice President, Chief Compliance Officer and Chief Financial Officer

Pine Brook BXP Intermediate, L.P. By: PBRA, LLC, its general partner

By:	/s/ Joseph M. Kopilak
Joseph M. Kopilak, Executive Vice President, Chief Compliance Officer and Chief Financial Officer

Pine Brook BXP II Intermediate, L.P. By: PBRA, LLC, its general partner

By:	/s/ Joseph M. Kopilak
Joseph M. Kopilak, Executive Vice President, Chief Compliance Officer and Chief Financial Officer

Howard H. Newman

By:	/s/ Howard H. Newman
Howard H. Newman

CUSIP No. 10918L103	SCHEDULE 13G/A	Page 14 of 14 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 11, 2021

Pine Brook Road Advisors, L.P. By: PBRA, LLC, its general partner

By:	/s/ Joseph M. Kopilak
Joseph M. Kopilak, Executive Vice President, Chief Compliance Officer and Chief Financial Officer

PBRA, LLC

By:	/s/ Joseph M. Kopilak
Joseph M. Kopilak, Executive Vice President, Chief Compliance Officer and Chief Financial Officer

Pine Brook Capital Partners II, L.P. By: Pine Brook Road Associates II, L.P., its general partner
By: PBRA, LLC, its general partner

By:	/s/ Joseph M. Kopilak
Joseph M. Kopilak, Executive Vice President, Chief Compliance Officer and Chief Financial Officer

Pine Brook Road Associates II, L.P. By: PBRA, LLC, its general partner

By:	/s/ Joseph M. Kopilak
Joseph M. Kopilak, Executive Vice President, Chief Compliance Officer and Chief Financial Officer

Pine Brook PD Intermediate, L.P. By: PBRA, LLC, its general partner

By:	/s/ Joseph M. Kopilak
Joseph M. Kopilak, Executive Vice President, Chief Compliance Officer and Chief Financial Officer

Pine Brook BXP Intermediate, L.P. By: PBRA, LLC, its general partner

By:	/s/ Joseph M. Kopilak
Joseph M. Kopilak, Executive Vice President, Chief Compliance Officer and Chief Financial Officer

Pine Brook BXP II Intermediate, L.P. By: PBRA, LLC, its general partner

By:	/s/ Joseph M. Kopilak
Joseph M. Kopilak, Executive Vice President, Chief Compliance Officer and Chief Financial Officer

Howard H. Newman

By:	/s/ Howard H. Newman
Howard H. Newman